UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) **:** ___***May 24, 2005***___



RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	*0-12906*	*36-2096643*
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois	*60147-0393*
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: ___*(630) 208-2200*___

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

For Details, Please Contact:

Ed Richardson

Chairman and Chief Exective Officer
Richardson Electronics, Ltd.

Phone: (630)208-2340
E-mail: info@rell.com

Kelly Phillips

Chief Financial Officer
Richardson Electronics, Ltd.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

Richardson Electronics, Ltd. Announces NASDAQ Will Drop "E" and Continue the RELL Listing of Its Common Stock

LaFox, IL, May 24, 2005: LaFox, IL, May 24, 2005: Richardson Electronics, Ltd. (NASDAQ: RELLE) today reported that the NASDAQ Listing Qualifications panel has determined to drop the "E" from the RELL symbol and continue the listing of the Company's common stock on the NASDAQ National Market. Effective with the opening of business on May 26, 2005, the trading symbol for the Company's common stock will revert to RELL. This decision follows the Company's May 18, 2005 filing of its Form 10-Q/A for the third fiscal quarter ended February 26, 2005 and the Company's commitment to timely filing of all reporting periods.

Item 8.01. Other Events

See Item 3.01

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of "engineered solutions," serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICHARDSON ELECTRONICS, LTD.

Date: _**May 24, 2005**_   By: _/s/ **Kelly Phillips**_

Name: Kelly Phillips
Title: Chief Financial Officer